14041976

11/28/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18118

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/13 (MM/DD/YY) AND ENDING 009/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. SECURITIES INTL. CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 BROADWAY SUITE SUITE 1017
(No. and Street)

NEW YORK	NEW YORK	10217
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL DAMSKY CPA, P.C.
(Name – *if individual, state last, first, middle name*)

260 MIDDLE COUNTRY ROAD STE 8B SELDEN NEW YORK 11784
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/1/14

OATH OR AFFIRMATION

I, WILLIAM COPPA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. SECURITIES INTL. CORP, as of SEPTEMBER 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Secretary - Treas.

Title

Notary Public

ASIM HAMID
Notary Public - State of New York
NO. 01HA6247344
Qualified in Queens County
My Commission Expires Aug 29, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. SECURITIES INTERNATIONAL CORP.

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

YEAR ENDED SEPTEMBER 30, 2014

TABLE OF CONTENTS

MICHAEL DAMSKY CPA, P.C.
260 MIDDLE COUNTRY ROAD SUITE 8B
SELDEN, NEW YORK 11784
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC OMPANYACCOUNTING
OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
U.S. Securities International Corp.
New York, New York

We have audited the accompanying statement of financial condition of U.S. Securities International Corp as of September 30, 2014, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

MICHAEL DAMSKY CPA, P.C.
260 MIDDLE COUNTRY ROAD SUITE 8B
SELDEN, NEW YORK 11784

Opinion

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of U.S. Securities International Corp.as of September 30, 2014, in accordance with accounting principles generally accepted in the United States of America, the rules of the Securities and Exchange Commission, and the Public Company Accounting Oversight Board.

Very truly yours,
Michael Damsky CPA, P.C

Michael Damsky

Selden, New York
November 24, 2014

U.S. SECURITIES INTERNATIONAL CORP.

BALANCE SHEET

SEPTEMBER 30, 2014

ASSETS

Current Assets:

Cash and cash equivalents	$ 214,859
Due From Broker	19,580
Securities	2,276,660
Advances to employees	439,367
	$ 2,950,466

LIABILITIES and STOCKHOLDERS' EQUITY

Current Liabilities:

Accounts Payable and Accrued Expenses	$ 114,524
Deferred taxes payable	568,703
	$ 683,227

Stockholders' Equity:

Common Stock, **$1.00 par value**	
Nonvoting, authorized 10,000 shares; issued and outstanding 86 shares	38
Voting, authorized 10,000 shares; issued and outstanding 6 shares	2
Retained Earnings	629,352
Accumulated other comprehensive income	1,637,847
	2,267,239
	$ 2,950,466

U.S. SECURITIES INTERNATIONAL CORP.

STATEMENT OF INCOME

YEAR ENDED SEPTEMBER 30, 2014

Revenue:	
Commissions	$ 619,396
Interest & Dividends	56,496
Gain on Sale of Securities	230,879
Other Income	2,703
	909,474
Expenses	729,157
Net Profit (Loss) before Provision for Income Taxes	180,317
Income Tax Provision (benefit)	38,080
Net Profit (Loss) from operations	142,237
Other comprehensive income (net of taxes)	111,750
Net profit	$ 253,987

"See Accompanying Notes and Accountants' Report"

U.S. SECURITIES INTERNATIONAL CORP.

STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2014

Cash Flows from Operating Activities:	
Net Profit	$ 253,987
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease (Increase) in operating assets	
Decrease in due from broker	63,275
(Increase) in advances to employees	(73,178)
Prior period tax adjustment	(3,662)
(Decrease) in accrued expenses	(165,646)
Net cash provided by operating activities	$ 74,776
Cash Flows from Investing Activities:	
(Increase) in market value of securities	(154,143)
Increase in deferred taxes	37,251
Net cash (used in) investing activities	(116,892)
Net (Decrease) in cash	(42,116)
Cash at beginning of year	256,975
Cash at end of year	$ 214,859

"See Accompanying Notes and Accountants' Report"

U.S. SECURITIES INTERNATIONAL CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED SEPTEMBER 30, 2014

	Common Stock (non-Voting)	Common Stock (voting)	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at October 1, 2013	$ 38	$ 2	$490,777	$1,526,097	$2,016,914
Net Profit (Loss)	-	-	142,237		142,237
Other comprehensive income					
Unrealized gain in securities, net of deferred taxes	-	-	-	111,750	111,750
Prior year income tax provision	-	-	(3,662)	-	(3,662)
Balance at September 30, 2014	$ 38	$ 2	$629,352	$1,637,847	$2,267,239

"See Accompanying Notes and Accountants' Report"

U.S. SECURITIES INTERNATIONAL CORP.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2014

NOTE 1--Business and Summary of Significant Accounting Policies

U.S. Securities International Corp. (the "Company') was purchased from Fidelity Management and Research Co. in 1974 by the operating personnel who have owned and operated the Company since that date. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) and is a member of the Chicago Board Options Exchange (CBOE).

The Company clears transactions on a fully disclosed basis and does not carry customer accounts and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k (2)(ii).

The following is a summary of significant accounting policies followed by the Company:

Accounting Method

Assets, liabilities, income and expenses are recorded on the accrual basis of accounting.

Revenue Recognition

The Company records all securities transactions, including commission revenue and related expenses, on a settlement-date basis. There is no material difference between settlement date and trade date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents include short-term highly liquid investments, such as short-term deposits. Cash and cash equivalents consist primarily of cash and money market funds held primarily at two major financial institutions.

Other Comprehensive income (loss)

The Company presents other comprehensive income in accordance with ASC Section 220, Comprehensive Income. This section requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid in capital in the equity section of a statement of position. The Company reports its unrealized gains and losses on investments in securities, net of deferred taxes, as other comprehensive income (loss) in its financial statements.

U.S. SECURITIES INTERNATIONAL CORP.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2014

NOTE 1--(cont.)

Assets and liabilities measured at fair value

The Company uses the following hierarchy to prioritize the inputs used in measuring fair value in accordance with SFAS No. 157, Fair Value Measurements.

Level 1 - Quoted market prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted market prices included within Level 1 that are either directly or indirectly observable;

Level 3 - Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

Financial instruments including cash and cash equivalents, marketable securities, accounts payable and accrued expenses are carried in the financial statements at amounts that approximate fair value at September 30, 2014. Investments were valued using Level 1 inputs.

NOTE 2-- Receivable from and Deposit with Clearing Broker

The Company's clearing operations are provided by a nationally recognized clearing broker. At September 30, 2014 the amount receivable from clearing broker reflected in the Statement of Financial Condition is due from this clearing broker in connection with such services.

The same clearing broker acts as custodian for money market mutual fund shares.

NOTE 3- Investment in Marketable Securities

Investments are classified as available-for-sale according to the provisions of ASC Section, 320, Investments - Debt & Equity Securities. Accordingly, the investments in marketable securities are carried at fair value with unrealized gains and losses reported separately in other comprehensive income. Realized gains and losses are calculated using the original cost of those investments.

In June 2010, the Company received 80,000 shares of CBOE holding Corp. in place of its previously held membership exchange seat when the CBOE completed its initial public offering. The Company originally valued the CBOE membership exchange seat at $1 when it was received in 1974 from Fidelity Management and Research Company. The Company basis in the CBOE shares is similarly $1.

NOTE 3- Investment in Marketable Securities (cont):

The carrying amounts of investments in marketable securities as shown in the balance sheet and their approximate market values at September 30, 2014 were as follows:

Investments in marketable securities, at cost	$ 1,849
Net unrealized gain	2,274,811
Investments in marketable securities, at market	$ 2,276,660

NOTE 4 -- Net Capital Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

As of September 30, 2014 the Company had net capital of $1,748,062 which was $1,702,491 in excess of the minimum net capital. The Company's ratio of aggregate indebtedness to net capital was 1.04 to 1.

The Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker. Accordingly, the Company is exempt from the requirements of SEC Rule 15c3-3, under paragraph k(2)(ii) Under its clearing agreement, the Company could ultimately be held liable for the non-performance of its customers.

NOTE 5 -- Commitments and Contingent Liabilities

Lease

By agreement the original lease dated September 30, 2003 was amended extending the term of the original lease for 3 years commencing on December 1, 2013 and expiring on November 30, 2016. The lease requires monthly payments of $6,128 per month throughout the lease. The lease is subject to escalations based on taxes and other costs. At September 30, 2014, future minimum payments are as follows:

2014	$ 18,354
2015	73,530
2016	67,408

Rent expense for the year ended September 30, 2014 under this lease, amounted to $83,987. The difference between the actual rent expense incurred by the Company and the minimum annual rental payments as reported in the prior year's financial statements is due to real estate and porter wage escalation charges.

U.S. SECURITIES INTERNATIONAL CORP.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2014

NOTE 6 -- Related party transactions,

At September 30, 2014 the Company advanced funds $439,367 to its employees. These advances do not bear interest.

The Company rents property on a monthly basis from a firm owned by an executive officer and shareholder of the Company, for the purpose of record retention and data security. For the year ended September 30, 2014. such rental payments aggregated $18,000 and are included in operations.

NOTE 7-- Income Taxes

The company provides for income on all transactions provision for income tax is based on current year net profit in accordance with ASC 740, *Income Taxes* ("Income Tax Accounting"). As of September 30, 2014, the company's income tax provision is $38,080.

Deferred income tax provision:		
Deferred income tax provision - current period	$	568,703
Deferred income tax provision - prior period		531,452
Deferred income tax provision	$	37,251

Deferred tax liabilities are recorded when revenues and expenses are recognized in different periods for financial and income tax reporting purposes. The Company's deferred tax liabilities are primarily a result of an unrealized gain on the shares of CBOE received in an IPO in June, 2010, which is not taxable to the Company until such shares are sold.

The deferred income tax provision provided above is netted against the unrealized gain that is reflected as accumulated other comprehensive income.

The Company files its tax returns on a June 30 fiscal year. For the year ending June 30, 2014, the Company incurred corporate taxes of $ 10,585 which was based on minimum and alternative tax rates imposed by state and local governments.

U.S. SECURITIES INTERNATIONAL CORP.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2014

NOTE 9-Pension Plan

The Company has a qualified, self-directed, defined contribution pension plan covering employees. For the year ended September 30, 2014, the Company contributed $ 61,434 to the plan, an amount equal to 25% of each participant's compensation for the period October 1, 2013 through September 30, 2014.

NOTE 10 -- Off Balance Risk

Pursuant to a clearing agreement, the Company introduces all its securities transactions to its clearing broker on a fully disclosed basis. All of the customers' money balance and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying transactions introduced by the Company and must maintain, at all times, net capital of not less than $5,000. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 11 -- Concentration of Credit Risk

The Company maintains its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

NOTE 12 — Subsequent Events

Management has evaluated all subsequent events through November 24, 2014 the date that these financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL

YEAR ENDED SEPTEMBER 30, 2014

Computation of Net Capital:

1.	Total Ownership Equity	$2,267,239
2.	Add: Other Allowable Credits	
	Deferred taxes payable	568,703
		$2,835,942
3.	Less: Ownership Equity not allowed for net capital	439,367
		2,396,575
4.	Less: Haircuts on Securities	648,513
.	Net Capital	$1,748,062

Computation of Basic Net Capital Requirement

1.	Minimum Net Capital Required - (6 2/3% Aggregate Indebtedness)	45,571
2.	Minimum Dollar Net Capital	5,000
3.	Net Capital Requirement	45,571
4.	Net Capital	1,748,062
5.	Excess Net Capital	$1,702,491

Computation of Aggregate Indebtedness

6.	Total Liabilities	$ 683,227
7.	Non Aggregate Indebtedness Liabilities	-
		$ 683,227

"See Accompanying Notes and Accountants' Report"

RECONCILIATION OF NET CAPITAL

YEAR ENDED SEPTEMBER 30, 2014

Audited Net Capital	$ 1,748,062
Net Capital per Focus Part IIA	$ 1,787,175
Difference	39,113
Tax accrual	38,080
Error account	182
Haircuts	851
	$ 39,113

"See Accompanying Notes and Accountants' Report"

U.S. SECURITIES INTERNATIONAL CORP..

EXPENSES

YEAR ENDED SEPTEMBER 30, 2014

Clearing Charges	$ 111,972
Compensation	280,067
Regulatory Fees	20,167
Sales and Marketing	44,535
Communications	12,408
Occupancy	101,987
Insurance	24,370
Execution Fees	55,723
Professional Fees	23,125
Operations	54,803
	$ 729,157

"See Accompanying Notes and Accountants' Report"

MICHAEL DAMSKY CPA, P.C.
260 MIDDLE COUNTRY ROAD SUITE 8B
SELDEN, NEW YORK 11784
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC OMPANYACCOUNTING OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
U.S. Securities International Corp.
New York, New York

We have reviewed management's statements, included in the accompanying the Exemption Report pursuant to Securities and Exchange Commission Act of 1034 Rule 17a-5 in which (1) U.S. Securities International Corp identified the following provisions of 17 C.F.R. § 15c3-3(k) under which they claimed an exemption from 17 C.F.R. § 240.15c3-3: *(2)(ii),* (the "exemption provisions") and (2) U.S. Securities International Corp stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. U.S. Securities International Corp management is responsible for compliance with the exemption provisions and its statements.

We have reviewed management's statements, included in the accompanying Exemption Report], in which (1) U.S. Securities International Corp identified the following provisions of 17 C.F.R. § 15c3-3(k) under which they claimed an exemption from 17 C.F.R. § 240.15c3-3: *(2)(ii),* (the "exemption provisions") and (2) U.S. Securities International Corp stated that they met the identified exemption provisions throughout the most recent fiscal year. U.S. Securities International Corp management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about U.S. Securities International Corp compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) *(2)(ii),* of Rule 15c3-3 under the Securities Exchange Act of 1934.

MICHAEL DAMSKY CPA, P.C.
Michael Damsky
Selden, New York
November 24, 2014

U.S. SECURITIES, INT'L. CORP.

120 BROADWAY, SUITE 1017

NEW YORK, NEW YORK 10271

(212) 227-0800

EXEMPTION REPORT PURSUANT TO SECURITIES AND EXCHANGE ACT OF 1934 RULE 17a-5

October 1, 2013 to September 30, 2014

November 18, 2014

Pursuant to the Securities and Exchange Act of 1934 rule 17a-5, we provide the following statement.

The company is a non-clearing, introducing broker. The company operates with a minimum net capital requirement of $5,000. The company claims exemption from SEC rule 15c3-3 relating to the custody of customer funds in accordance with SEC rule 15c-3-3 (k)(2)(ii). The company met the requirements of SEC rule 15c3-3(k)(2)(ii) throughout the period from October 1, 2013 through September 30, 2014.

U.S. SECURITIES INTERNATIONAL CORP.

William Coppa,

Secretary-Treasurer

MICHAEL DAMSKY CPA, P.C.
260 MIDDLE COUNTRY ROAD
SELDEN, NEW YORK 11784
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC OMPANYACCOUNTING OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
U.S. Securities International Corp.
New York, New York

We have examined the financial statements of US Securities International Corp as required by the Financial Industry Regulatory Authority and the Securities and Exchange Commission as of September 30, 2014 and have issued a report thereon dated November 24, 2014. In accordance with rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (FormSIPC-7) of Securities Investor Protection Corporation assessments and payments of US Securities International Corp for the year ended September 30, 2013. Our procedures were performed to solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed were as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;
2. Compared amounts reported on the audited form X-17A-5 for the period October 1, 2012 to September 30, 2014, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. The company prepared the SIPC-7 before all adjustments were made, In connection with the procedures referred to above, we noted that the company prepared the SIPC-7 before all adjustments were made, resulting in a small overpayment, This report relates only to the schedule referred to above and does not extend to any financial statements of US Securities International Corp taken as a whole.

Very truly yours,
MICHAEL DAMSKY CPA, P.C.

Michael Damsky

Certified Public Accountant
Deer Park, New York
November 24, 2014